As filed with the Securities and Exchange Commission on August 9, 2004

Registration No.          -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STAR SCIENTIFIC, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	52-1402131
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

801 LIBERTY WAY

CHESTER, VA 23836

804-530-0535

(Address, Including Zip Code and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

PAUL L. PERITO

CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF OPERATING OFFICER

STAR SCIENTIFIC, INC.

7475 WISCONSIN AVENUE, SUITE 850

BETHESDA, MD 20814

301-654-8300

(Name, Address, Including Zip Code and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

ROBERT E. POKUSA, ESQ.

GENERAL COUNSEL AND CORPORATE SECRETARY STAR SCIENTIFIC, INC.

7475 WISCONSIN AVENUE, SUITE 850

BETHESDA, MD 20814

301-654-8300

Approximate date of commencement of proposed sale to the public:     From time to time after the effective date of this registration statement as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, $.0001 par value per share	$25,000,000	$3,167.50

(1)	Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated August 9, 2004

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

[Star Scientific Logo]

$25,000,000

OF

COMMON STOCK

Star Scientific, Inc. may from time to time offer shares of common stock having a maximum aggregate public offering price of $25,000,000. We may offer the offered securities in amounts, at prices and on terms determined at the time of the offering. We will provide specific terms of these securities in supplements to this prospectus.

Our securities may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of our securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

You should read this prospectus and any supplement carefully before you decide to invest. This prospectus may not be used to consummate sales of the offered securities unless it is accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

Our common stock is traded on the Nasdaq National Market under the symbol “STSI” On August 6, 2004, the last reported sale price of our common stock was $4.37 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS AUGUST     , 2004.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and the accompanying prospectus supplement is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act of 1933. Under the shelf registration process, we may, from time to time, sell the offered securities described in this prospectus in one or more offerings up to a total dollar amount of $25,000,000.

This prospectus provides you with a general description of the offered securities. Each time we sell offered securities, we will provide a prospectus supplement that will contain specific information about the method and terms of that offering. The prospectus supplement may add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”.

RISK FACTORS

Before you decide whether to purchase any of our securities, in addition to the other information set forth or incorporated by reference in this prospectus, you should carefully consider the risk factors set forth below, as the same may be updated from time to time by our future filings under the Securities Exchange Act. For more information, see the section entitled “Where You Can Find More Information.”

Risks Related to Our Business

The Company’s inability to raise substantial amounts of new funds from Jonnie Williams, the Company’s CEO and largest stockholder, or other sources over the next three to twelve months would have a material adverse effect on its ability to meet its working capital needs and continue operations.

Our prospects are dependent, in the near term, on our ability to improve the performance of our discount cigarette business and raise additional funds; and, in the longer term, on the distribution and consumer acceptance of our low-TSNA smokeless tobacco products as well as the continued development of new low-TSNA smokeless tobacco products, independently and through alliances with other tobacco manufacturers, and on our ability to begin generating significant revenues through royalties on our patented tobacco curing process, including through success in our pending patent litigation against RJ Reynolds Tobacco Company (“RJR”).

Specifically, in order to support our intellectual property litigation and other operations, we will need to raise approximately $7 million in the near term, and additional funds over the next 12 months.

We have a working capital deficit of approximately $10.2 million and substantial cash needs over the near term, including:

•	funding of current operations in light of continued operating losses;

•	accounts payable of approximately $5.3 million of which, 50.7% is over 90 days old and another 14.5% is over 60 days old;

•	litigation costs, which are expected to increase as the Company approaches trial in the RJR case;

•	monthly payments of approximately $36,000 to Brown & Williamson Tobacco Corporation (“B&W”) for interest on restructured accounts payable, increasing to combined principal and interest payments of $250,000 per month beginning in January 2005, subject to provisions for delayed principal repayment in the event of a successful test market by B&W of its hard tobacco product;

•	quarterly interest payments of $180,000, next due on September 25, 2004, payable on the $9 million convertible debenture issued to Manchester Securities Corp. in March 2004, as well as, beginning on March 25, 2005, quarterly principal payments of 25% of the outstanding principal amount of the debenture;

•	monthly operating lease payments of approximately $200,000; and

•	the Company’s annual deposits into its tobacco Master Settlement Agreement (“MSA”) escrow accounts for 2004 sales due in April 2005. For 2003 sales, the Company’s MSA escrow obligation was approximately $6.2 million. Given the expected level of sales in 2004 and continued emphasis on sales in the four non-MSA states, the Company anticipates the escrow obligation in April 2005 would be less than this amount.

In addition, there exist certain contingencies which could require us to make significant cash payments, including:

•	if the Company does not achieve an operating profit of at least $1.6 million during the third quarter of 2004, Manchester Securities would be entitled to require the Company to redeem its debenture in exchange for the $9 million principal amount and any accrued and unpaid interest. In addition, default rates of interest would apply if the Company was not able to redeem the debenture if called. Management does not expect to be able to achieve an operating profit of $1.6 million during the third quarter of 2004, but has initiated discussions with Manchester Securities regarding its agreements including a modification of its redemption rights;

•	the Company is challenging the Virginia Department of Taxation’s sale and use tax assessment of $860,115 with respect to the Company’s curing barns. An administrative proceeding relating to this challenge may be concluded before the end of the year;

•	the Company is currently subject to an IRS audit of its 2001 Federal income tax return and has submitted a Request for Private Letter Ruling in connection with deductions of the Company’s payments into the MSA escrow accounts which resulted in approximately $13.9 million in income tax refunds received during 2002, 2003 and 2004. If it is ultimately determined that the Company’s treatment of the payments into escrow is not a current deduction for tax purposes, it is expected that the Company’s existing carryback claims net of operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of the Company’s recent losses.

The Company’s cigarette sales and associated gross profits have continued to decline, particularly when consideration is given to the Company’s MSA escrow requirements. Increasing regulatory requirements in both MSA and non-MSA states, as well as increased pricing competition, have also impacted on the sales of discount cigarettes. Further, there are significant impediments to generating significant revenues from royalties or sales of its smokeless tobacco products in the near future. Accordingly, the Company’s ability to continue operations depends on raising additional funds. Notwithstanding that Mr. Williams has pledged to fund the Company’s working capital needs through March 2005, the Company continues to have significant past due payables and cash needs that will need to be funded through Mr. Williams or from other sources.

The Company continues to pursue additional sources of new funds. However, there are significant limitations on its ability to raise new debt financing, including its agreements with Manchester Securities and B&W, as well as its current financial condition. Accordingly, the Company is focusing on the potential for raising funds through the issuance of new common stock. The Company’s ability to raise equity financing on terms acceptable to the Company will depend on a number of factors, including the performance of the Company’s stock price in the coming months. Any equity financing will be dilutive to the Company’s existing shareholders.

While the Company intends to raise funds through the issuance of stock, the Company’s largest shareholder and CEO, Mr. Williams, and other members of senior management have expressed an intent to purchase up to 1 million shares of the Company’s common stock in transactions that may include purchases on the open market, private acquisitions from third parties and purchases directly from the Company.

The Company has substantial obligations under the transactions entered into with Manchester Securities, including a contingent requirement to redeem the debenture

Under the recently completed transaction with Manchester Securities, the Company obtained $9.0 million of funding by issuing a convertible debenture and warrants. Failure by the Company to comply with its obligations under the Manchester Securities agreements would entitle Manchester Securities to remedies, including additional interest and redemption rights, for which the Company may not have sufficient resources to pay or, in the event Manchester Securities converts its debenture into common stock, which would significantly increase the dilution to existing stockholders.

The Manchester Securities agreements include a number of provisions that would result in default interest rates and redemption rights. If the Company fails to comply with its obligations under the Registration Rights Agreement, it could incur additional fees of 1% of the principal, or currently $90,000, per month. In the case of other defaults, the interest rate could increase from 8% to 12% per annum. In such events, Manchester Securities would be entitled to accelerate the debenture, in which case the Company would have to pay 110% of the outstanding principal plus accrued and unpaid interest. Furthermore, in the event of certain defaults related to the conversion of the debenture into common stock and the resale of the underlying shares, the Company would be obligated to pay Manchester Securities the higher of the 110% amount described in the preceding sentence and the value (based on a 20-day trailing average) of the shares of common stock into which the debenture would then be convertible.

Manchester Securities may also require the Company to redeem the debenture for the original principal amount of $9 million plus all accrued but unpaid interest and any default payments owed under certain transaction documents related to the debenture if (i) the Company incurs operating losses of greater than $2 million in the aggregate for any two consecutive fiscal quarters beginning with the two quarters ending September 30, 2004 or (ii) the Company’s recovery under a settlement or final judgment in the RJR litigation is less than $50 million. Given the Company’s loss in the second quarter, Manchester Securities would have a right to redeem its loan at the end of the third quarter unless the Company has an operating profit of at least $1.6 million in the third quarter. If Manchester Securities exercises its redemption right, and the Company is unable to pay the redemption amount of principal plus accrued and unpaid interest and outstanding default payments, then the Company would be in default under the debenture and would be required to pay 110% of this aggregate amount.

The occurrence of any of these events would (i) require the Company to obtain capital that it may not be able to raise or (ii) significantly increase the dilution to existing shareholders upon conversion of the debenture. Based on current trends, management does not expect to be able to achieve an operating profit of $1.6 million this quarter. The Company has initiated discussions with Manchester Securities regarding its agreements including a modification of its redemption rights.

We may not be able to generate sufficient revenue

A substantial majority of our revenues in 2002-2003 was derived from sales of our four brands of discount cigarettes which are sold though Star Tobacco, Inc. (“ST”), our wholly owned subsidiary. Since 2000, however, the Company’s discount cigarette business has experienced a significant decline in sales, partly caused by intensified pricing competition from foreign manufacturers. In addition, a substantial portion of the Company’s gross profits on cigarette sales must be paid into escrow in April of each year to meet the Company’s obligations under the MSA. ST’s cigarettes are sold through approximately 177 tobacco distributors throughout the United States, although the Company has sought to focus sales efforts in the states of Florida, Minnesota, Mississippi and Texas, where it does not incur escrow obligations under the MSA.

During the second quarter of 2004, the number of cigarettes sold as well as the price of cigarettes declined compared with the second quarter of 2003. In addition, the termination of the proposed sale of the cigarette business to North Atlantic Trading Company, Inc. (“NATC”) in July 2003 resulted in a significant disruption of the Company’s cigarette business, particularly in Texas where a number of senior sales managers left the Company shortly after the termination of the NATC transaction was announced. Since the termination of the NATC purchase agreement, the Company has taken a number of steps to address these negative trends, including the implementation of a promotional program at the retail level and a separate wholesale pricing promotion, which were terminated in June 2004, as well as the successful restructuring of the senior sales management team in Texas. The Company has also sought to offset lower sales by manufacturing its cigarettes at its own facility and using less expensive tobacco and filters in its discount cigarettes.

Despite the Company’s efforts to reenergize cigarette sales, shipments in the second quarter of 2004 continued to fall. Notwithstanding the decreasing revenue associated with its discount cigarette business, the Company will continue to focus its principal efforts on the sale of discount cigarettes in the four non-MSA states for the foreseeable future. At the same time, the Company will continue to evaluate the prospects for its cigarette business in general and, in particular, sales in MSA states given the additional regulatory and MSA burdens of operating in those states.

The Company has previously announced its plan to concentrate its long-term efforts on its very low-TSNA smokeless tobacco products that were introduced beginning in the fall of 2001, and by the receipt of royalty fees from B&W for the sale of Advance® cigarettes and hard tobacco products and by licensing its patented technology for producing low-TSNA tobacco to B&W and others. However, to date these royalties and sales of our smokeless tobacco products have been de minimis. If the Company is not successful in its efforts to offer very low-TSNA smokeless tobacco products as adult alternatives to cigarettes and other smokeless products or generate revenue through the technology to which we are the exclusive licensee, we will not have sufficient sales of other products to offset declining cigarettes revenues, which would adversely affect our sales volumes, operating income and cash flows, as well as our ability to pay our debts. Sales of the Company’s smokeless tobacco products have been slower than expected and there is no assurance that the Company will be able to adequately augment the revenue currently derived principally from cigarette sales.

While significant revenues were generated from 2000-2002 by the sales of StarCured® processed leaf tobacco, there was no net cash benefit from tobacco sales to B&W. In 2003, B&W purchased StarCured® tobacco directly from participating StarCured® farmers and the Company does not anticipate purchasing any tobacco leaf in 2004, so that no revenue will be generated from this aspect of our operations this year.

In 2001 and 2002, Star received royalty income on B&W’s purchase of other low-TSNA tobacco under its licensing agreement with B&W. These royalty payments which totaled $1.5 million in each of 2001 and 2002 were applied to reduce Star’s outstanding principal owed to B&W. Star will not receive future royalty payments from B&W on its purchases of tobacco until the Company establishes a royalty rate for low-TSNA tobacco with one of the other major tobacco companies, such as RJR.

The anticipated merger between RJR, B&W and Lane Ltd. may impact negatively upon the Company

On July 28, 2004, the shareholders of RJR Tobacco Company approved the previously announced plan to combine its operations with British American Tobacco PLC’s (“BAT”) U.S. tobacco operations (including those of its wholly owned subsidiary B&W). The announced plan contemplated the combination of the assets and operations of their respective U.S. tobacco businesses, RJR, B&W and Lane Ltd. (the latter two companies are wholly owned subsidiaries of BAT), under the new publicly traded holding company, Reynolds American Inc., which is 42% owned by BAT and 58% owned by existing RJR shareholders. Given that Star has a variety of agreements with B&W and is engaged in patent infringement lawsuits against RJR, it is difficult to evaluate the precise impact which this merger will have on Star and its operations. However, the fact that B&W and RJR are establishing a new operating company could have a negative impact on the range of existing agreements which Star has entered into with B&W, including future royalties under its agreements relating to the Advance® low-tobacco-specific nitrosamines (“TSNA”) cigarette, hard tobacco products potential royalties on B&W’s purchase of StarCured® tobacco and other low-TSNA tobacco, and the forgiveness of one-half of the then-outstanding indebtedness to B&W if B&W declares as successful the test marketing of a hard tobacco product and the remainder once B&W distributes a hard tobacco product in 15 states. Forgiveness of debt would trigger a taxable event for the Company, and the Company would be required to pay that tax in cash, offset by any losses the Company might have for tax purposes.

Our current arrangements with B&W may not be extended

On April 25, 2001, the Company and B&W, then the third largest tobacco company in the United States, entered into a series of new comprehensive long-term agreements (the “April 25, 2001 Agreements”) that amended agreements previously entered into with B&W. Under the April 25, 2001 Agreements, B&W agreed to purchase at least 15 million pounds of StarCured™ tobacco annually through 2003 and has the right to purchase additional tobacco in later years. In 2003, B&W made tobacco purchases directly from the Company’s participating StarCured® farmers and has advised the Company that it will not purchase any tobacco during 2004. B&W’s decision not to purchase tobacco that has been cured using the StarCured® tobacco curing process could materially and adversely affect our relationship with participating StarCured® farmers and the production of StarCured® tobacco. We currently have other business relationships with B&W, including licensing and royalty agreements relating to the sales of Advance®, the purchase of StarCured® tobacco and other low-TSNA tobacco, and the manufacture and sales of hard tobacco. The termination of any of these agreements or the failure of B&W to pursue its rights under these agreements, could materially and adversely affect our business operations.

Under the Restated Master Agreement, as amended by letter agreements dated December 4, 2002 and August 14, 2003, between B&W and the Company, the Company owes B&W approximately $20 million of long-term debt, with no interest accruing, or principal payments required through December 31, 2005. Beginning January 1, 2006, interest accrues at prime plus 1% and interest and principal are payable in 96 monthly installments. The debt is secured by tobacco leaf inventory, the tobacco curing barns, and a first priority security interest in the Company’s intellectual property. Once the outstanding loan balance is reduced to $10 million, the collateral will be released by B&W. Star also has a current obligation of $7,899,647 payable to B&W. The principal on this obligation has been deferred to at least January 2005.

The market may not accept our smokeless tobacco products

Beginning in September 2001, the Company introduced three new smokeless tobacco products, Stonewall® moist and dry snuffs and ARIVA® hard tobacco cigalett® pieces. Beginning in the second quarter of 2003, we began a commercial test market of a new, non-fermented spit-free® “hard tobacco” product for moist snuff users, called STONEWALL Hard Snuff®. The Company initially test marketed STONEWALL Hard Snuff® in approximately 80 stores in the Richmond, Virginia area and, beginning late in the third quarter of 2003, expanded its commercial distribution into the four non-MSA states and other locations where the Company can support the product with assistance from its existing sales force. By the end of the second quarter of 2003, STONEWALL Hard Snuff® was available in approximately 7,000 locations that have significant sales of smokeless tobacco products. Given the Company’s decision to focus on hard snuff smokeless tobacco products, the Company has discontinued manufacturing Stonewall® moist snuff, another low-TSNA, smokeless tobacco product, and has sold its moist snuff manufacturing equipment.

To date, sales of our smokeless products have been slower than expected, in part, we believe, due to the lack of consumer awareness of those products, particularly ARIVA® and STONEWALL Hard Snuff®. It is not certain whether the Company’s very low-TSNA smokeless tobacco products will be accepted by the markets in sufficient volume to support our operations. Adult tobacco users may decide not to purchase our products due to taste or other preferences or due to the extensive health warnings contained on the packaging for the Company’s products. The Company’s efforts to successfully market ARIVA® and STONEWALL Hard Snuff® will require the expenditure of substantial funds, which the Company will need to obtain from external financing, the availability of which cannot be assured, and ultimately these products may not be accepted in the national marketplace.

We are dependent on the domestic tobacco business

All of our revenue for discount cigarette sales during 2000-2003 was derived from sales in the United States. The U.S. cigarette business has been contracting in recent years and pricing pressures in the discount cigarette business have been increasing. As the U.S. cigarette market continues to contract, this trend could adversely affect our sales volumes, operating income and cash flows. The market for smokeless products is much smaller than the market for smoked tobacco products, and all of the revenue for smokeless tobacco product sales during 2001-2003 were derived from sales in the United States, except for de minimis amounts of ARIVA® sold in Bermuda and Turkey during 2003.

Competition from other tobacco companies could adversely affect us

The tobacco industry is highly competitive. Our primary competition for conventional cigarettes has been the “major” cigarette manufacturers, each of which has substantially greater financial and operating resources than we do. We have encountered significant competition from several other smaller U.S. manufacturers of cigarettes, as well as importers of cigarettes manufactured in foreign countries. Many of these manufacturers and importers have substantially greater financial, manufacturing, marketing and other resources than we do. Our smokeless tobacco products, Stonewall® dry snuff, and STONEWALL Hard Snuff® compete with major smokeless manufacturers, and in the case of ARIVA®, with traditional cigarette manufacturers, because ARIVA® is positioned as an alternative to cigarettes in situations where adult cigarette users cannot or choose not to smoke. Those companies generally have substantially greater financial and operating resources than we do. Also, these companies have a more established presence in the smokeless tobacco industry than we do. Approximately 99% of all flue-cured tobacco grown in the U.S. as of 2002 was cured in a manner to reduce the levels of TSNAs. At least one other tobacco company has begun to incorporate low-TSNA tobacco into its cigarettes products and others have begun to purchase low-TSNA tobacco and are expected to incorporate that tobacco in their products. If competitors produce low-TSNA tobacco that does not infringe on the technology to which we are the exclusive licensee or develop other less toxic tobacco products that can compete with our low-TSNA products, this could adversely affect our operating income and cash flows.

The tobacco industry is subject to substantial and increasing regulation and taxation

Various federal, state and local laws limit the advertising, sale and use of cigarettes and smokeless tobacco products, and these laws have proliferated in recent years. If this trend continues, it may have material and adverse effects on our sales volumes, operating income and cash flows. In addition, cigarettes and smokeless tobacco products are subject to substantial and increasing excise taxes. The federal excise tax on cigarettes rose from $.34 per pack in 2000 to $.39 per pack in 2002. The federal excise tax on smokeless tobacco products is substantially lower ($0.585 per pound). A number of states have recently considered an increase in state excise taxes on smokeless tobacco products. While several states have no excise tax on smokeless products, tax rates in other states vary considerably. For example, the states of Alabama and North Dakota tax smokeless products at a rate of  3/4 of 1 cent per ounce and 16 cents per ounce, respectively, while the states of North Carolina and Oregon impose an excise tax of 2% and 65% of wholesale cost, respectively. Present state excise taxes for cigarettes range from $0.20 per pack in Virginia to $1.50 per pack in New York. Increased excise taxes may result in declines in overall sales volume. This result could adversely affect our operating income and cash flows. In addition, several states have imposed additional fees on cigarettes sold by manufacturers who are not signatories to the MSA or who have not previously entered into settlements with the non-MSA states. This has included a statute in Minnesota that imposes an additional $0.35 per pack fee on cigarettes purchased from manufacturers like Star that have not entered into a separate settlement agreement with the state. Similar legislation has been introduced in the other three non-MSA states but has not been enacted as of this date. Passage of statutes that impose fees on manufacturers would be expected to impact on all such manufactures equally, but would make discount cigarettes more expensive and lessen the competitive price advantage they currently enjoy compared to generic and premium brand cigarettes. In addition, there are numerous recently enacted statutes and legislative initiatives in MSA states that could further impact the Company’s ability to compete in these states. The Company has determined to cease sales in certain states in response to some of these developments.

We currently have licenses from the Tax and Trade Bureau (“TTB”) to manufacture cigarettes and smokeless tobacco products. To the extent that we are unable to maintain our current licenses or to obtain any additional licenses required by the TTB, this could materially and adversely affect our operations.

In 1996, the FDA promulgated regulations governing the sale and advertising of tobacco products. These regulations were designed primarily to discourage the sale to, and consumption by, adolescents and children. The authority of the FDA to promulgate such regulations was challenged in the federal courts. On March 21, 2000, the United States Supreme Court in a five to four decision held that the Congress has not given the FDA authority to regulate tobacco products as customarily marketed. Given the decision by the Supreme Court it is unclear whether Congress will act to grant such authority to the FDA. Legislation that would create such authority has been introduced in Congress and approved by the Senate.

We have substantial obligations under state laws adopted under the Master Settlement Agreement

We have an obligation to place in escrow accounts an amount equal to $1.88 per carton for 1999, $2.09 in 2000, $2.72 in 2001-2002, $3.35 in 2003-2006 and $3.77 thereafter, for sales of cigarettes occurring in the prior year in each MSA Settling State. An inflation adjustment is also added to these deposits at the higher of 3% or the Consumer Price Index each year. For sales in 2003, the total escrow cost per carton was $3.89. The failure to place such required amounts into escrow could result in severe penalties to us and potential restrictions on our ability to sell tobacco products within particular states. Because of this escrow requirement, a substantial portion of our net income from operations has been unavailable for our use and the amount required to be placed in escrow for each carton sold may exceed the net cash flow generated by each carton sold. As a result, we have experienced negative cash flows from operations, which, among other things, has affected our ability to apply the capital generated from our present cigarette sales to the further scientific development of less toxic and potentially less hazardous tobacco products and to the growth of our business. In addition, the escrow obligations will impede our ability to distribute dividends to our stockholders.

Star currently has approximately $33.0 million in escrow, which includes a deposit of approximately $6.2 million made in April 2004 for its 2003 escrow obligations. These funds will remain in escrow pursuant to the terms of the qualifying statutes, and will be available to satisfy state judgments for the type of claims asserted against the major tobacco manufacturers in the suits that resulted in the negotiation of the MSA. For 2004, and thereafter, Star will be responsible for making escrow payments on all Star cigarettes sold in any MSA state, regardless of where such products are manufactured.

We have tried to mitigate the costs of the MSA by focusing our field sales force and by seeking to increase market share in states that were not participants in the MSA, among other approaches. The MSA States have taken the position that the Company is responsible to escrow funds for any sales in MSA States whether made by ST directly or by a third party to whom ST has sold product.

In addition, most of the MSA states have enacted statutes that require non-participating manufacturers to certify that they are in full compliance with the escrow requirements of the MSA as a condition to being permitted to sell cigarette products in those states. While the Company has recently focused its sales in the four states that were not part of the MSA, these statutes could impact its ability to sell cigarettes in the MSA states, notwithstanding its substantial payments into escrow, since the states generally prohibit the sales of cigarettes by companies that are not certified as being MSA-compliant. Also, a number of states recently have amended their qualifying statutes to limit the extent to which escrow payments for a particular year could be capped and to allow regulations that would require escrow payments to be made quarterly or on some other intermittent schedule. The requirement for quarterly payments would exacerbate the impact of the MSA escrow obligations on the Company’s liquidity, and the elimination of the caps on payments would increase the amounts required to be deposited into escrow by requiring a payment on each cigarette sold, regardless of the state’s proportionate receipt of MSA settlement funds. Currently, the Company is required to make quarterly payments in Wyoming and Louisiana.

The IRS may determine that a portion of the $13.9 million in income tax refunds that we have received must be returned.

We have recently been notified that our 2001 federal income tax return has been selected for examination by the Internal Revenue Service. No action has currently taken place with regard to this audit. Except for the item discussed below, the impact of the IRS examination on the our financial condition, results of operations and cash flow, if any, cannot be ascertained at this time.

During 2002, we submitted to the IRS a request for a Private Letter Ruling (“Request”) asking that the IRS rule on the deductibility of funds placed in escrow under the MSA. We have taken the position on our 2001 and later federal and state income tax returns that the payment to the escrow account under the terms of the MSA is a current expense. Additionally, we filed claims for refunds of taxes paid in prior years based upon the deductibility of these escrow payments. During 2002 and 2003, the Company received a total of $12.6 million in federal and state refunds relating to such claims. During the first quarter of 2004, the Company received an additional $1.3 million in state refunds relating to such claims.

We are continuing to seek a favorable ruling from the Internal Revenue Service for our Request. If the IRS determines that it will not grant our ruling Request, we anticipate that we will withdraw the Request. Further, if upon examination, the IRS rules against us with respect to the claimed deductions, we expect that we will challenge any such determination through the Appeals process up to and including the US Tax Court to seek a final determination with respect to this issue. While we believes that our position is reasonable and supported by the statute and IRS Regulations, the outcome of these proceedings cannot be predicted. Ultimate resolution of this matter, should the IRS rule adversely, is not anticipated until late 2005, at the earliest.

If it is ultimately determined that the our treatment of the payments into escrow is not a current deduction for tax purposes, we expect that our existing carryback claims net of operating loss deductions will be sufficient to offset any additional tax due for the years in question, given the extent of the Company’s recent losses. Further, the Company would be subject to interest and possible certain penalties. However, those amounts would also be subject to being offset by the Company’s existing carryback claims to the extent available.

Lawsuits may affect our profitability; we have limited insurance coverage

We are not, nor have we ever been, named as a defendant in any legal proceedings involving claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects relating to the use of our tobacco products. While we believe that the risk of being named a defendant in such a lawsuit is relatively low, we may be named as a defendant in the future as there has been a noteworthy increase in the number of these cases pending. Punitive damages, often in amounts ranging into the hundreds of millions, or even billions of dollars, are specifically pleaded in a number of these cases in addition to compensatory and other damages. In the past we have maintained product liability insurance only with respect to claims that tobacco products manufactured by or for us contain any foreign object, i.e. any object that is not intended to be included in the manufactured product. We currently do not maintain such insurance. The product liability insurance that we previously maintained did not cover health-related claims such as those that have been made against the major manufacturers of tobacco products. We do not believe that such insurance currently can be obtained. Accordingly, our inclusion in any of these actions or any future action could have a material and adverse effect on our financial condition. In addition, beginning in 2001, we embarked on the test market and distribution of new smokeless tobacco products. To the extent the sale and distribution of such products results in any health-related claims, such claims could have a material and adverse effect on our financial condition.

We may not properly manage our growth

If we are successful in increasing market acceptance for our products, we will be required to manage substantial volume from our customers. To accommodate any such growth and compete effectively, we will be required to attract, integrate, motivate and retain additional highly skilled sales, technical and other employees. We face competition for these people. Our ability to successfully manage such volume also will be dependent on our ability to scale up our tobacco processing and production operations. There can be no assurance that we can overcome the challenge of scaling up our processing and production operations or that our personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to implement and improve our operational, financial and management systems or to attract, integrate, motivate and retain additional employees required by future growth, if any, could have a material and adverse effect on our business and prospects, financial condition and results of operations.

We may not be successful in protecting our intellectual property rights

Our success in commercially exploiting our licensed tobacco curing technology and low-TSNA smokeless tobacco products depends in large part on our ability to defend issued patents, to obtain further patent protection for the technology in the United States and other jurisdictions, and to operate without infringing upon the patents and proprietary rights of others. Additionally, we must be able to obtain appropriate licenses to patents or proprietary rights held by third parties if infringement would otherwise occur, both in the United States and in foreign countries.

Patent positions are uncertain and involve complex legal and factual questions for which important legal principles are unresolved. Any conflicts resulting from third party patent applications and patents could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If patents are issued to other companies that contain competitive or conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Such licensing agreements, if required, may not be available on acceptable terms or at all. If such licenses are not obtained, we could be delayed in or prevented from pursuing the development or commercialization of our products.

Litigation, which could result in substantial cost, may also be necessary to enforce any patents to which we have rights, or to determine the scope, validity and unenforceability of other parties’ proprietary rights which may affect our rights. There are always risks in any litigation. U.S. patents carry a presumption of validity and generally can be invalidated only through clear and convincing evidence. We may also have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine the priority of an invention, which could result in substantial cost. The mere uncertainty resulting from the institution and continuation of any technology-related litigation or interference proceeding could have a material and adverse effect on our business and prospects.

We may also rely on unpatented trade secrets and know-how to maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with employees, consultants, suppliers and others. There can be no assurance that these agreements will not be breached or terminated, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

We depend on key personnel

We depend upon the continued services of our senior management team for our continued success. The loss of any one of the Company’s Chief Executive Officer, Jonnie R. Williams, the Company’s Chairman, President and Chief Operating Officer, Paul L. Perito, the Vice President of Sales and Marketing, David M. Dean, the Company’s Chief Financial Officer, Christopher G. Miller or the Company’s General Counsel, Robert E. Pokusa, could have a serious negative impact upon our business and operating results.

The Company’s success depends in large part on its ability to attract and retain, on a continuing basis, consulting services from highly qualified scientific, technical, management, financial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be able to attract and retain the personnel necessary for the development and operation of its business or that given the losses that the Company has suffered over the last five out of six quarters that it will have the financial ability to do so. The loss of the services of its key personnel or the termination of its contracts with independent scientific and medical investigators could have a material and adverse effect on the Company’s business.

Management and significant stockholders can exercise influence over the Company

Based upon stock ownership as of June 30, 2004, our executive officers, directors and their associates, own an aggregate of approximately 35.0% of our outstanding shares. As a result, these persons acting together may have the ability to control matters submitted to our stockholders for approval and to control the management and affairs of the Company. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company, impede a merger, consolidation, or takeover or other business combination, or discourage a potential acquirer from attempting to obtain control. This concentration of control could also have a negative effect on the market price of our shares.

Our research & development efforts may not result in commercially viable products and may continue to be curtailed by our lack of available research funds

In 2003, 2002 and 2001, the Company spent approximately $0.7 million, $1.0 million and $4.1 million, respectively, on its research and development activities. In 2003 and the first half of 2004, our research and development efforts were limited, in part, by our lack of available cash flow necessary to support our research agenda relating to the development of low-TSNA smokeless tobacco products and the demonstration that a reduction in key toxins correlates to a reduction in health risk. The Company hopes to renew its research and development efforts during the remainder of 2004, subject to the availability of funds. However, such research may not result in new products reaching the market, or in any improvements to our current products. This could occur for a number of reasons, including if potential new products:

•	fail to receive any necessary regulatory approvals on a timely basis or at all;

•	are precluded from commercialization by proprietary rights of third parties; or

•	are uneconomical or fail to achieve market acceptance.

Failure to develop new products or to improve our current products could have a material and adverse impact on our net sales, operating income and cash flows.

Risks Related to Our Common Stock

Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value.

The trading price of the shares of our common stock has been and may continue to be highly volatile. We receive only limited attention by securities analysts and may experience an imbalance between supply and demand for our common stock resulting from low trading volumes. The market price of our common stock may fluctuate significantly in response to a variety of factors, most of which are beyond our control, including the following:

•	developments related to our patents or other proprietary rights, including developments in our litigation against RJR;

•	developments in our efforts to market smokeless tobacco products;

•	announcements by us or our competitors of new products, technological innovations, contracts, acquisitions, financings, corporate partnerships or joint ventures;

•	negative regulatory action or regulatory approval with respect to our products or our competitors’ products; and

•	market conditions for the tobacco industry in general.

The stock market has, from time to time, experienced extreme price and volume fluctuations, which have particularly affected the market prices for small companies and which have often been unrelated to their operating performance. These broad fluctuations may adversely impact the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market, including by the selling stockholders pursuant to this prospectus, could lower the market price of our common stock.

Future sales of our common stock may have a dilutive effect on current stockholders.

If we sell shares of our common stock in future financings, our stockholders may experience a dilutive effect. Additionally, if Manchester Securities elects to convert its debentures into common stock, our stockholders will experience immediate dilution.

Our management will have broad discretion with respect to the use of proceeds of this offering, and may not apply the proceeds to uses that will benefit stockholders.

Our management will have broad discretion as to how to use the proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds of this offering. The results and effectiveness of the use of proceeds are uncertain.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of the Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. These statements reflect the Company’s current beliefs and are based upon information currently available to it. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties and contingencies include, without limitation, the challenges inherent in new product development initiatives, particularly in the smokeless tobacco area, the uncertainties inherent in the progress of scientific research, the Company’s ability to raise the capital necessary to sustain operations, potential disputes concerning the Company’s intellectual property, risks associated with litigation regarding such intellectual property, potential delays in obtaining any necessary government approvals of the Company’s low-TSNA tobacco products, market acceptance of the Company’s new smokeless tobacco products, competition from companies with greater resources than the Company, the Company’s decision not to join the tobacco Master Settlement Agreement (“MSA”), the effect of state statutes adopted under the MSA and any subsequent modification of the MSA, the adoption of statues and regulations with respect to the Company’s business, the Company’s dependence on key employees and on its strategic relationships with Brown & Williamson Tobacco Corporation, and the impact of B&W’s merger with RJ Reynolds Tobacco Company, Inc. The impact of potential litigation, if initiated against or by individual states that have adopted the MSA, could be materially adverse to the Company.

For a more detailed discussion of these risks, see the factors and risks described under the heading “Risk Factors” in this prospectus and other risks and factors detailed from time to time in the Company’s other filings with the Securities and Exchange Commission.

ABOUT STAR SCIENTIFIC

We are a technology-oriented tobacco company with a mission to reduce toxins in tobacco leaf and tobacco smoke. The Company is engaged in:

(1) the development, implementation and licensing of scientific technology for the curing of tobacco so as to substantially prevent the formation of carcinogenic toxins present in tobacco and tobacco smoke, primarily the tobacco-specific nitrosamines;

(2) the manufacturing, sales, marketing and development of very low-nitrosamine smokeless tobacco products that also carry enhanced warnings beyond those required by the Surgeon General, including Stonewall® dry snuff, ARIVA® compressed powdered tobacco cigalett® pieces, and STONEWALL Hard Snuff®. We also manufacture a very low-nitrosamine smokeless tobacco product (Interval®) for Brown & Williamson Tobacco Corporation which is currently in test market; and

(3) the manufacture and sale of four discount cigarette brands, SPORT®, MAINSTREET®, VEGAS® and G-SMOKE®, which have historically generated the vast majority of the Company’s revenues.

Our principal executive offices are located at 801 Liberty Way, Chester, Virginia, 23836, and our telephone number is (804) 530-0535.

USE OF PROCEEDS

Unless otherwise indicated in a supplement to this prospectus, we anticipate that any net proceeds from the sale of the securities will be used for general corporate purposes which may include but are not limited to working capital, support of our patent litigation against RJR, repayment of debt, MSA escrow deposits, capital expenditures, acquisitions, research and development, repayment of debt and general and administrative expenses. Given our current working capital deficit and other potential cash demands described under the heading “Risk Factors” above, we expect to use the bulk of any net proceeds for working capital, debt repayment and MSA escrow deposits.

DESCRIPTION OF CAPITAL STOCK

The following summary information is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, as amended.

As of August 6, 2004, our authorized capital stock consisted of 100,000,000 shares of common stock, par value $0.0001 per share, of which 61,035,948 shares are outstanding, and 100,000 shares of preferred stock, par value $0.0001 per share, of which no shares are outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, and a majority vote is required for all action to be taken by stockholders, except for the election of directors, which requires a plurality. The stockholders are entitled to receive ratably such dividends as may be declared on the common stock by the Board of Directors in its discretion from legally available funds. Upon our liquidation, dissolution or winding up, subject to prior liquidation rights of any holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of common stock have no preemptive or other subscription rights, no cumulative voting rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock which we may issue in the future.

Our Amended and Restated Bylaws provides for a board of directors of at least one member. The number of directors may be fixed from time to time by action of the directors. The board of directors currently consists of six directors. At each annual stockholders meeting, the directors shall be elected for a one year term, expiring at the next annual stockholders meeting and until their respective successors are elected and qualified or until their earlier resignation or removal.

Our common stock is traded on the Nasdaq National Market and the Transfer Agent and Registrar for our common stock is Wells Fargo Shareowner Services.

PLAN OF DISTRIBUTION

We may sell the securities being offered by this prospectus and any accompanying prospectus supplement:

•	directly to purchasers;

•	through agents;

•	through dealers;

•	through underwriters;

•	directly to our stockholders; or

•	through a combination of any such methods of sale.

In addition, the offered securities may be issued by us as a dividend or distribution.

The distribution of the offered securities may be effected from time to time in one or more transactions either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the applicable prospectus supplement.

We will name any underwriter or agent involved in the offer and sale of the securities in the applicable prospectus supplement, and we will describe in such prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business.

LEGAL MATTERS

Robert E. Pokusa, General Counsel for the Company, or other counsel to the Company will issue an opinion about certain legal matters with respect to the securities for the Company. Any underwriters will be advised about the other issues relating to the offering by their own legal counsel.

EXPERTS

Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, have been included herein and incorporated by reference in the registration statement in reliance upon the report Aidman, Piser & Company, P.A., independent auditors, appearing elsewhere herein and incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington D.C., 2006. You can also view our filings with the Securities and Exchange Commission on our internet site at http://www.starscientific.com.

The SEC allows us to “incorporate by reference” the information we file with it which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we stop offering securities under this prospectus (in each case, other than information in such documents that is deemed not to be filed):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Current Report on Form 8-K filed on April 16, 2004;

•	Quarterly Report on Form 10-Q for the quarter ending March 31, 2004;

•	Quarterly Report on Form 10-Q for the quarter ending June 30, 2004; and

•	The description of our common stock as set forth in our Registration Statement on Form 8-A12B/A, filed with the SEC on June, 21, 2001.

You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Attn: Investor Relations

Star Scientific, Inc.

7475 Wisconsin Avenue

Bethesda, MD 20814

301-654-8300

You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

This prospectus is part of a registration statement we filed with the SEC (Registration No.          -             ). That registration statement and the exhibits filed along with the registration statement contain more information about us and our common stock. You may read and copy the full registration statement and its exhibits at the SEC’s public reference room or their web site.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, all of which shall be borne by the registrant, in connection with the offering of the securities pursuant to this registration statement:

Registration Fee	$3,167
*Accounting Fees and Expenses	$2,500
*Legal Fees and Expenses	$35,000
*Miscellaneous	$5,000

*Total	$45,667

*Estimated

Item 15. Indemnification of Directors and Officers.

We are a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer, employee or agent of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any present or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director, officer, employee or agent has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Our Third Amended and Restated Certificate of Incorporation, as amended by the Certificate of Corrections to the Amended and Restated Certificate of Incorporation, provides our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law. Our Amended and Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act.

We have entered into indemnification agreements with substantially all of our officers and directors which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors’ and officers’ liability insurance.

Item 16. Exhibits

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement.

4.1		Third Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

4.2		Amended and Restated By-laws of the Registrant (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

4.3		Specimen Common Stock Certificate (incorporated by reference to Exhibit 6 to the Registrant’s Registration Statement on Form 8-A12B/A, filed with the Securities and Exchange Commission on June 21, 2001).

5.1		Opinion of Company’s General Counsel

23.1		Consent of Aidman, Piser & Company, P.A.

23.2		Consent of Company’s General Counsel (included in Exhibit 5.1).

24.1		Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment or report on Form 8-K pursuant to Regulation S-K, Item 601(b).

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chester, Commonwealth of Virginia, on this 9th day of August, 2004.

STAR SCIENTIFIC, INC.

By:	/s/ Jonnie R. Williams
Jonnie R. Williams Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints appoints Jonnie R. Williams and Paul L. Perito, and each of them, as his or her true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and any related registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power of authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the 9th day of August, 2004.

Signature	Title

/s/ JONNIE R. WILLIAMS Jonnie R. Williams	Chief Executive Officer and Director (Principal Executive Officer)

/s/ PAUL L. PERITO Paul L. Perito	Chairman of the Board, President and Chief Operating Officer

/s/ CHRISTOPHER G. MILLER Christopher G. Miller	Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ JOHN R. BARTELS, JR. John R. Bartels, Jr.	Director

/s/ WHITMORE B. KELLEY Whitmore B. Kelley	Director

/s/ LEO S. TONKIN Leo S. Tonkin	Director

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

4.1		Third Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

4.2		Amended and Restated By-laws of the Registrant (incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

4.3		Specimen Common Stock Certificate (incorporated by reference to Exhibit 6 to the Registrant’s Registration Statement on Form 8-A12B/A, filed with the Securities and Exchange Commission on June 21, 2001).

5.1		Opinion of Company’s General Counsel

23.1		Consent of Aidman, Piser & Company, P.A.

23.2		Consent of Company’s General Counsel (included in Exhibit 5.1).

24.1		Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment or report on Form 8-K pursuant to Regulation S-K, Item 601(b).